January 7, 2008

VIA EDGAR

Kevin Woody, Branch Chief

Howard Efron, Staff Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Re:          Extra Space Storage Inc. (the “Company”)

Form 10-K for the fiscal year ended December 31, 2006 (the “2006 Form 10-K”)

File No. 1-32269

Dear Messrs. Woody and Efron:

This letter represents Extra Space Storage Inc.’s response to the Staff’s comment letter dated December 20, 2007.  The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter.  For ease of reference, we have set forth the Staff’s comment and the Company’s response for each item below.

The Company acknowledges the following in regard to its filings:

1.               the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

2.               Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.               the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the fiscal year ended December 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 30

1.               We note your disclosure indicates that you acquired Storage USA (“SUSA”) for $2.3 billion in cash during July 2005.  This disclosure appears to be inconsistent with your disclosure on page 65 which indicates that the total purchase cost of SUSA was approximately $586 million.  Please advise.

Company response:  Page 30 of the 2006 Form 10-K refers to the purchase price of the entire SUSA entity.  This includes amounts paid by the Company and Prudential Real Estate Investors (the Company’s joint venture partner).  Pages 64-65 refer specifically to the interests purchased by the Company and do not include amounts paid by Prudential Real Estate Investors.  In response to the Staff’s comment, the Company will seek to further clarify these references in its future filings.

Financial Statements

Report of Independent Registered Public Accounting Firm, page 50

2.               Please revise to include evidence of a signed audit opinion covering the consolidated statements of operation, of redeemable units and members’ and stockholder’s equity (deficit) and of cash flows for the year ended December 31, 2004.

Company response:  The Company has on file a signed consent from PricewaterhouseCoopers LLP received in February 2007 allowing the Company to include the 2004 audit opinion in the 2006 Form 10-K.  Subsequent to filing the 2006 Form 10-K, the Company noted that the 2004 audit opinion included on page 50 of the 2006 Form 10-K contained an inadvertent omission and did not include the conformed signature of PricewaterhouseCoopers.  The Company included the signed audit opinion in its 2006 annual report that was sent to stockholders and furnished to the Commission.  In response to the Staff’s comment, the Company will provide a supplemental copy of the signed audit opinion to the Staff if so requested.

Consolidated Statements of Operations, page 52

3.               We note your disclosure you have not included the potential effects of any conversions related to CCSs and CCUs in your calculations of diluted net income or loss per common share.  Please tell us why you have excluded the 52,349 CCSs and 2,693 CCUs that became eligible for conversion on December 31, 2006 and the accounting literature relied upon.

Company response:  The 52,349 CCSs and 2,693 CCUs became eligible for conversion on December 31, 2006, but were not issued until February 5, 2007 and were excluded from all EPS calculations for 2006.  Subsequent to filing the 2006 Form 10-K, the Company revisited the calculation of EPS (FAS 128) and the effect of these contingent shares and units on diluted EPS.  Beginning with the first quarter of 2007, the Company has included all shares and units that were converted or became eligible for conversion during the period as if they were converted on the first day of the period.

During the first quarter of 2007, the Company recalculated the effect that the 52,349 CCSs and 2,693 CCUs which became eligible for conversion on December 31, 2006 had on the 2006 diluted EPS and noted that diluted EPS would not have changed (no impact due to rounding).

Consolidated Statements of Cash Flows, page 55

4.               We note that dividends and distributions paid have exceeded net cash provided by operating activities during two of the three periods provided in your consolidated statements of cash flows.  Please discuss the source(s) of these excess distributions, within the Liquidity and Capital Resources section of your Management’s Discussion and Analysis of Financial Condition and Results of Operations, as dividends in excess of net cash provided by operating activities raise concerns about the sustainability of dividend distributions into the future.

Company response:  The Company included the following statements in the Liquidity and Capital Resources section of its Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 44 of the 2006 Form 10-K:

“We expect to fund our short-term liquidity requirements, including operating expenses, recurring capital expenditures, dividends to stockholders, distributions to holders of OP units and interest on our outstanding indebtedness out of our operating cash flow, cash on hand and borrowings under our Credit Facility.”

“Our long-term liquidity needs consist primarily of distributions to stockholders, new facility development, property acquisitions, principal payments under our borrowings and non-recurring capital expenditures. We do not expect that our operating cash flow will be sufficient to fund our long term liquidity needs and instead expect to fund such needs out of additional borrowings, joint ventures with third parties, and from the proceeds of public and private offerings of equity and debt.”

The Company believes that the disclosures noted above adequately discuss the means by which it would pay its dividends should a shortfall occur.  Nonetheless, in response to the Staff’s comment, the Company will seek to further clarify these matters in its future filings if so requested by the Staff.

Notes to Consolidated Financial Statements

2 — Summary of Significant Accounting Policies

Revenue and Expense Recognition, page 61

5.               We note your disclosure of management and franchise revenues simply indicates that such revenues are recognized when earned.  In light of the fact that these revenues have been growing and represented more than 10% of your total revenues for the year ended December 31, 2006, please expand your revenue recognition policies related to this line caption so that a reader may better understand when and how such revenues are determined to be “earned”.

 Company response:  In response to the Staff’s comment, the Company will add the following to its Revenue and Expense Recognition disclosure in future filings:

“Management and franchise fee revenue are recognized monthly as services are performed and in accordance with the terms of the management agreements.”

Note 15 — Minority Interest in Operating Partnership, page 74

6.               Please revise to disclose the amount of consideration that would be paid to the holders of the non-controlling interests in the operating partnership as if the termination of the operating partnership occurred on the balance sheet date.

Company response:  The Company disclosed in the 2006 Form 10-K that the non-controlling Minority Interest in its Operating Partnership at December 31, 2006 was 5.60% (page 74) of the ownership interest.  If the Operating Partnership were to be terminated and a hypothetical liquidation at net book value occurred, the amount payable to the non-controlling Minority Interest in its Operating Partnership would approximate the Minority Interest in Operating Partnership as disclosed on the Company’s balance sheet as filed.  As a result, the Company believes that the disclosures noted above provide adequate disclosure as to the amount of consideration that would be paid to holders of non-controlling interests in the Operating Partnership upon a termination of the Operating Partnership.  Nonetheless, in response to the Staff’s comment, the Company will seek to further clarify these matters in its future filings if so requested by the Staff.

We appreciate the time that you have taken to review our public filings.  Please contact me at 801-365-4480 if you have any questions.

Sincerely,

/s/ Kent Christensen

Kent Christensen

Chief Financial Officer

cc:           Ernst & Young LLP

                Latham & Watkins LLP